Phoenix PharmaLabs, Inc.
A Utah Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

Phoenix PharmaLabs, Inc.

TABLE OF CONTENTS



To the Stockholders of
Phoenix PharmaLabs, Inc.
Woods Cross, Utah

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Phoenix PharmaLabs, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 8, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PHOENIX PHARMALABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current Assets:				
Cash and cash equivalents	$	151,025	$	29,732
Other assets		25		25
Total Current Assets		151,050		29,757
TOTAL ASSETS	$	151,050	$	29,757
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	1,123	$	7,825
Related party loans payable - current		1,651,549		1,417,549
Convertible zero-coupon debentures, net of unamortized				
discount of $15,699 as of December 31, 2017		229,990		-
Total Current Liabilities		1,882,662		1,425,374
Total Liabilities		1,882,662		1,425,374
Stockholders' Equity/(Deficit):				
Preferred Stock, $0.0001, 5,000,000 shares authorized, 2,650,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.		265		265
Common Stock, $0.0001 par, 55,000,000 shares authorized, 21,592,388 and 19,696,260 shares issued and outstanding as of December 31, 2017 and 2016, respectively.		2,158		1,969
Additional paid-in capital		3,387,528		2,629,266
Accumulated deficit		(5,121,563)		(4,027,117)
Total Stockholders' Equity/(Deficit)		(1,731,612)		(1,395,617)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	151,050	$	29,757

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit/(loss)	-	-
Operating Expenses:		
Compensation paid by equity	758,451	924,822
Compensation paid by debt	234,000	249,000
General & administrative	87,353	75,990
Research & development	4,652	20,330
Total Operating Expenses	1,084,456	1,270,142
Loss from operations	(1,084,456)	(1,270,142)
Other Income/(Expense):		
Interest expense	(9,990)	-
Total Other Income/(Expense)	(9,990)	-
Provision for income taxes	-	-
Net loss	$ (1,094,446)	$ (1,270,142)

PHOENIX PHARMALABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2016	2,650,000	$ 265	17,081,705	$ 1,708	$ 1,583,705	$ (2,756,975)	$ (1,171,297)
Common stock issued for cash	-	-	302,500	30	120,970	-	121,000
Common stock issued for services	-	-	2,312,055	231	924,591	-	924,822
Net loss	-	-	-	-	-	(1,270,142)	(1,270,142)
Balance at December 31, 2016	2,650,000	265	19,696,260	1,969	2,629,266	(4,027,117)	(1,395,617)
Common stock issued for services	-	-	1,896,128	189	758,262	-	758,451
Net loss	-	-	-	-	-	(1,094,446)	(1,094,446)
Balance at December 31, 2017	2,650,000	$ 265	21,592,388	$ 2,158	$ 3,387,528	$ (5,121,563)	$ (1,731,612)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PHOENIX PHARMALABS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,094,446)	$ (1,270,142)
Adjustments to reconcile net loss to net cash used in operating activities:		
Related party loans payable issued for services	234,000	249,000
Common stock issued for services	758,451	924,822
Amortization of convertible debenture discount	9,990	-
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(6,702)	(19,382)
Net Cash Used In Operating Activities	(98,707)	(115,702)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	-	121,000
Proceeds from convertible zero-coupon debenture issuances	220,000	-
Net Cash Provided By Financing Activities	220,000	121,000
Net Change In Cash	121,293	5,298
Cash at Beginning of Period	29,732	24,434
Cash at End of Period	$ 151,025	$ 29,732
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Loans payable issued for services	$ 234,000	$ 249,000
Common stock issued for services	$ 758,451	$ 924,822

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

PHOENIX PHARMALABS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Phoenix PharmaLabs, Inc (the "Company"), is a corporation organized January 23, 2002 under the laws of Utah. The Company was formed to develop pharmaceutical drugs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives of 3 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 12,105	$ 12,105
Accumulated depreciation	(12,105)	(12,105)
Property and equipment, net	$ -	$ -
Depreciation expense	$ -	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017 and 2016.

Research and Development

The Company expenses research and development costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,337,413 and $1,248,794 as of December 31, 2017 and 2016, respectively. The Company pays federal and Utah income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive net tax assets of $454,193 and $373,700 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2030, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $1,094,446 and $1,270,142 during the years ended December 31, 2017 and 2016, respectively, has negative cash flows from operations, and has accumulated deficits of $5,121,563 and $4,027,117 as of December 31, 2017 and 2016, respectively, and whose current liabilities exceed current assets by $1,731,612 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company authorized 55,000,000 shares of common stock with $0.0001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 2017, and 2016, 21,592,388 and 19,696,260 shares of common stock were issued and outstanding, respectively. As of December 31, 2017 and 2016, 2,650,000 and 2,650,000 shares of preferred stock were issued and outstanding, respectively.

Preferred stock have certain rights and privileges over common stock, including dividend preferences and liquidation rights where common stockholders are not to receive any liquidation proceeds until preferred stockholders are paid in full.

Stock Issuances

In 2017, the Company issued 1,896,128 shares of common stock to service providers, consultants and management of the Company for services valued at $758,451 based on the Company's estimate of the fair value of the common stock issued. In 2016, the Company issued 2,312,055 shares of common stock to service providers, consultants and management of the Company for services valued at $924,822 based on the Company's estimate of the fair value of the common stock issued. In 2016, the Company issued 302,500 shares of its common stock at a price per share of $0.40, resulting in total proceeds of $121,000.

NOTE 5: LOANS PAYABLE

Related Party Loans Payable

The Company has entered into several loan agreements with related parties over the years, including in 2016 and 2017. These agreements have no maturity date, bear no interest, and are considered payable on demand. The amounts due to the related parties as of December 31, 2017 and 2016 was $1,651,549 and $1,417,549, respectively. The total amount of expenses incurred for services rendered by related parties totaled $234,000 and $249,000 for the years ended December 31, 2017 and 2016, respectively, which was the only activity on these notes for the years ended December 31, 2017 and 2016.

Convertible Zero-Coupon Debentures

During the year ended December 31, 2017, the Company entered into zero coupon original issue discount convertible debentures with nine investors in exchange for cash totaling $220,000. The debenture agreements mature on November 30, 2018 and bear interest ranging from 5% to 8%. The agreements provide the investors with certain rights to future equity in the Company under the terms of the agreements. The debenture agreements become convertible into shares of the Company's common stock at the holders' election upon an equity financing of its common stock (as defined in the agreements) of at least $5,000,000, subject to certain other equity conditions defined in the agreements. The number of shares the debenture agreements are convertible into is determined by a 20% discount to the pricing in the triggering equity financing. The notes have a total combined principal balance of $245,689 at issuance. The $25,689 difference between the cash paid for the notes and the principal balance is recorded as a discount to the notes' principal balances and amortized using the effective interest method over the life of the notes. During the year ended December 31, 2017 the Company amortized $9,990 of this discount to interest expense. The notes are presented in the balance sheet at the principal balance of $245,689, net of the remaining unamortized discount of $15,699, for a net carrying balance of $229,990.

As of December 31, 2017, the debenture agreements have not yet converted as a qualifying financing had not yet occurred. The notes are recorded as a liability until conversion occurs. The Company analyzed the notes for beneficial conversion features and determined a discount for beneficial conversion features is not necessary as of December 31, 2017.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2017:

2018	$1,871,549
Total	$1,871,549

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We intend to adopt the new standard in January of 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: NON-CASH EXPENSES

The Company's expenses for the year ended December 31, 2017 were significantly increased by non-cash transactions as the result of $234,000 (see Note 5) of expenses recognized on the issuance of loans and $758,451 (see Note 4) of expenses recognized on the issuance of common stock as compensation. In total, $992,451 of the Company's $1,084,456 of total operating expenses on the statement of operations for the year ended December 31, 2017 were the result of non-cash compensation. The Company's expenses for the year ended December 31, 2016 were significantly increased by non-cash transactions as the result of $249,000 (see Note 5) of expenses recognized on the issuance of loans and $924,822 (see Note 4) of expenses recognized on the issuance of common stock as compensation. In total, $1,173,822 of the Company's $1,270,142 of total operating expenses on the statement of operations for the year ended December 31, 2016 were the result of non-cash compensation. Non-cash transactions are valued using management's estimates and assumptions to determine the fair value of the instruments issued in exchange for the services received, which are inherently subjective and could differ from actual results.

NOTE 9: SUBSEQUENT EVENTS

Grant Awards

On July 26, 2018, the National Institute of Health awarded the Company a grant in the amount of $186,687.

On September 17, 2018, the United States Army Medical Research and Material Command awarded the Company a grant in the amount of $2,724,151.

Management's Evaluation

Management has evaluated subsequent events through October 8, 2018, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.